Exhibit 23.3

Independent Auditors’ Consent

The Board of Directors
Landmark Scientific, Inc.:

We consent to the inclusion of our report dated March 28, 2003, with respect to the balance sheets of Landmark Scientific, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, which report appears in the Form 8-K/A of Novitron International, Inc. dated July 14, 2003.

Our report dated March 28, 2003 on the financial statements of Landmark Scientific, Inc. as of and for the years ended December 31, 2002 and 2001, refers to a change in the method of accounting for goodwill.

/s/ KPMG LLP
Roanoke, Virginia
July 14, 2003